

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2019

Adam D. Wyden
Sole Manager
ADW Capital Management, LLC
1133 Broadway Suite 719
New York, NY 10010

Re: Select Interior Concepts, Inc.
Schedule 13D/A filed May 1, 2019
PX14A6G filed April 9, 2019
Filed by ADW Capital Partners LLC, et al.
File Nos. 005-90658 and 001-38632, respectively

Dear Mr. Wyden:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

Schedule 13D/A filed on May 1, 2019

1. We have read the reply dated April 30, 2019, sent in response to the second comment in our letter dated April 29, 2019, and do not concur with the analysis provided or conclusion reached. The amended Schedule 13D filed on April 9 included an unqualified contention that a "consensus among shareholders" existed. In the context of a solicitation, this contention could be construed as a "[c]laim[ ] made prior to the meeting regarding the results of the solicitation" as described in Note d. to Rule 14a-9. Please revise to remove the implication that all shareholders of Select Interior Concepts reached a uniform conclusion regarding the purported valuation gap.

2. We have read the reply dated April 30, 2019, sent in response to the third comment in our letter dated April 29, 2019, and noticed the use of the term "potential capitalization." The assertion in question, however, read: "…SIC today has incredibly coveted assets that we believe are worth multiples of today's market

capitalization." Please revise to state that the existing segments do not, at present, have any "capitalization" as that term is commonly understood, and as such, cannot be worth a multiple of a value that does not yet exist. Alternatively, revise to define the term "capitalization" for the context in which the filing person have elected to us it to remove the implication that measurable value for the assets is publicly available.

3. We have read the reply dated April 30, 2019, sent in response to the fifth comment in our letter dated April 29, 2019, and noticed the characterization of the efforts to conduct an exempt solicitation of proxies as only "encouraging other stockholders." Item 4, by its terms, contemplates that more than one purpose of an investment may exist, and reserving the right to engage in discussions with an issuer's management and/or encouraging other stockholder to withhold proxies is not tantamount to having disclosed an active effort to influence the policies or direction of an issuer. Please revise to state, if true, that a purpose of the investment is/was to increase the likelihood of success of a solicitation, or advise. Refer also to Section 13(d)(2) and corresponding Rule 13d-2(a), both of which provisions govern material changes.

PX14A6G filed on April 9, 2019

4. We have read the reply dated April 30, 2019, sent in response to the eighth comment in our letter dated April 29, 2019, and do not concur with the analysis offered or conclusion reached. The participants have furnished information reasonably calculated to result in the procurement, withholding or revocation of a proxy, and consequently have engaged in a solicitation as defined in Rule 14a-1(l)(1)(iii). Because the participants also reserved the right to seek representation on the issuer's board, the Rule 14a-2(b)(1) exception is unavailable given the possibility for participation in a "control transaction." For guidance regarding the meaning of the term "control" as used within Rule 14a-2(b)(1)(vi), refer to Rules 14a-1 and 12b-2. Please advise us how the participants in the solicitation intend to proceed.

We remind you that the persons filing the above-referenced Schedule 13D and PX14A6G submissions and their respective managements, if applicable, are responsible for the accuracy and adequacy of the disclosures contained within the filings notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Greg Kramer, Esq. and Rick Werner, Esq.